Total pages: 45
Total exhibits: 5
Exhibit Index: p2

1



03017242

OMB APPROVAL
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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

P.E.
3/3/03

Report of Foreign Private Issuer



RECD S.E.C.
MAR 1 4 2003
1086

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2003 (second filing)

Commission File Number: 0-29150

Randgold & Exploration Company Limited
(Translation of registrant's name into English)

5 Press Avenue, Selby, Johannesburg, South Africa
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F **X** Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): **X**

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No **X**

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached to the Registrant's second Form 6-K Filing for the month of March 2003, and incorporated by reference herein, are:

Exhibit No.	Description	Page
1.	(i) the Registrant's application to the JSE, dated January 20, 2003, relating to the listing of 9,746 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 22, 2003, relating to the listing of 9,746 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 9,746 ordinary shares.	5
2.	(i) the Registrant's application to the JSE, dated January 24, 2003, relating to the listing of 286,694 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 24, 2003, relating to the listing of 286,694 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 286,694 ordinary shares.	13
3.	(i) the Registrant's application to the JSE, dated January 27, 2003, relating to the listing of 153,000 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 28, 2003, relating to the listing of 153,000 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 153,000 ordinary shares.	23
4.	(i) the Registrant's application to the JSE, dated January 28, 2003, relating to the listing of 17,972 new ordinary shares, (ii) the confirmation letter from the JSE, dated January 29, 2003, relating to the listing of 17,972 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 17,972 ordinary shares.	30
5.	(i) the Registrant's application to the JSE, dated February 18, 2003, relating to the listing of 1,645 new ordinary shares, (ii) the confirmation letter from the JSE, dated February 19, 2003, relating to the listing of 1,645 new ordinary shares, and (iii) the return of allotment of shares on Form CM 15, relating to the allotment of 1,645 ordinary shares.	38

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

RANDGOLD & EXPLORATION COMPANY LIMITED

By: David Haddon
David J. Haddon
Group Company Secretary

Dated: March 13, 2003

Exhibit 1



5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

5

January 20, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 9,746 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 9,746 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
7,000	R 6.05
46	R15.00
2,700	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 825 044	shares of 1(one) cent each:	R438 250
Unissued:	31 174 632	shares of 1(one) cent each:	R311 746

2 / ....

RGE\SOS\030120~9746 MM MM

RANDG LD



The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

20 January 2003

5. The company's issued ordinary share capital after the issue of the 9,746 ordinary shares, which are the subject of this application, will be:

   43 834 790 ordinary shares of 1 (one) cent each: R438 347

   The unissued ordinary share capital will decrease to:

   31 164 886 ordinary shares of 1 (one) cent each: R311 648

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 22 January 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 20 January 2003

________________ DIRECTOR/LEGAL MANAGER

________________ COMPANY SECRETARY

________________ SPONSOR

RGE\SOS\030120~9746 MM MM

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary




JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

22 January 2003
REF: TM/mr/8100

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 20 January 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 23 January 2003 in respect of 9 746 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R438 347-90 divided into 43 834 790 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

9

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

(Section 93 (3))

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 23 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 31 January 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

c/o COMPANY SECRETARY (9746)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 825 044	ORDS	0-01	438 250-44
Total		Total	R	Total 43825044		Total	R438 250-44

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 438 250-44

Stated capital R —

Premium account R 294 795 369-42

Total issued capital R 295 233 619-86

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				7000	ORDS	0-01	6-04	42 350
				46	ORDS	0-01	14-99	690
				2700	ORDS	0-01	12-49	33750
Total		Total	R	Total			Total	R 76790

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
M MOODLEY	P.O. Box 82291	7000	PAR VALUE
MM MZONDO	SOUTHDALE 2135	2746	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				43 825 044	ORDS	0-01	–	*	438 250-44
				7000 46	ORDS ORDS	0-01 0-01	6.04 14.99	** ***	70 0.46
				2700	ORDS	0-01	12.49	****	27
Total		Total	R	Total 43 834 790			Total	R *****	438 347-90

* 294 795 369-42
** 42 280-00
*** 689-54
**** 33 723-00
***** 294 872 061-96

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 438 347-90

State capital R –

Premium account (see analysis below) R 294 872 980-21

Total issued capital R 295 311 328-11

Certified correct

Date 31 January 2003 Signature David J Hadden

Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		294 795 369-42
Premium on Allotment	76 692-54	
Less:		
Issue Duty	(726-00)	
Allotment Duty	(192-25)	77 610-79

12

Exhibit 2

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

January 24, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 286,694 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 286,694 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
10,000	R5.90
10,400	R12.25
92,014	R12.50
266	R15.00
69,014	R15.50
60,000	R16.25
45,000	R22.25
286,694	

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	43 834 790	shares of 1(one) cent each:	R438 347
Unissued:	31 164 886	shares of 1(one) cent each:	R311 648

2 / ....

RGE\SOS\030124-286694 PFR FD JLM CLC AM RH

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

24 January 2003

5. The company's issued ordinary share capital after the issue of the 286,694 ordinary shares, which are the subject of this application, will be:

   44 121 484 ordinary shares of 1 (one) cent each: R441 215

   The unissued ordinary share capital will decrease to:

   30 878 192 ordinary shares of 1 (one) cent each: R308 782

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 28 January 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 24 January 2003.

______________________ DIRECTOR/LEGAL MANAGER

______________________ COMPANY SECRETARY

______________________ SPONSOR

RGE\SOS\030124~286694 PFR FD JLM CLC AM RH

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

D J HADDON
Group Company Secretary



SECURITIES EXCHANGE SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

24 January 2003
REF: TM/jvdm/8131

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 24 January 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Tuesday, 28 January 2003 in respect of 286 694 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R441 214-84 divided into 44 121 484 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

17

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

REPLACEMENT CM15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 28 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 FEBRUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (286 694)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

5. Shares comprising this allotment

No par value				Par value				
Number of Shares	Class of Shares	Issue Price per share	Stated Capital	Number of Shares	Class of Shares	Nominal amount of each share	Premium on each shares	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				60,000	Ords	0.01	16.24	975,000
				45,000	Ords	0.01	22.24	1,001,250
				92,014	Ords	0.01	12.49	1,150,175
				10,400	Ords	0.01	12.24	127,400
				266	Ords	0.01	14.99	3,990
				69,014	Ords	0.01	15.49	1,069,717
				10,000	Ords	0.01	5.89	59,000
Total		Total	R				Total	R4,386,532

6. (b) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of share allotted
Paul F Ras	P O Box 82291 Southdale 2135	60,000	Par value ordinary
F Dippenaar	P O Box 82291 Southdale 2135	45,000	Par value ordinary
J L Marais	P O Box 82291 Southdale 2135	30,000	Par value ordinary
Ms C-L Constable	P O Box 82291 Southdale 2135	13,666	Par value ordinary
A Moll	P O Box 82291 Southdale 2135	69,014	Par value ordinary
R Hemp	P O Box 82291 Southdale 2135	69,014	Par value ordinary

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				43 834 790	ORDS	0-01	438 347-90
Total		Total	R	Total 43834790		Total	R 438 347-90

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 438 347-90

Stated capital R —

Premium account R 294 872 980-21

Total issued capital R 295 311 328-11

5. Shares comprising this allotment: See attached table

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
Total		Total	R	Total			Total	R

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees: See attached table

Name of allottee	Address of allottee	Number of shares	Description of shares allotted



7. **Issued capital at date of this return:**

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
				43,834,790	Ords	0.01	-	294,872,980.21	438,347.90
				60,000	Ords	0.01	16.24	974,400.00	600.00
				45,000	Ords	0.01	22.24	1,000,800.00	450.00
				92,014	Ords	0.01	12.49	1,149,254.86	920.14
				10,400	Ords	0.01	12.24	127,296.00	100.40
				266	Ords	0.01	14.99	3,987.34	2.66
				69,014	Ords	0.01	15.49	1,069,026.86	690.14
				10,000	Ords	0.01	5.89	58,900.00	100.00
Total		Total	R	44,121,484			Total	R299,256,645.27	441,214.84

7. Issued capital at date of this return: See attached table

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
Total		Total	R	Total			Total	R	

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 441 214-84

State capital X R —

Premium account (See analysis below) R 299 237 255-12

Total issued capital R 299 678 469-96

Certified correct.

Date 10 February 2003 Signature David Haddon

~~Director~~/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account

		R
Opening Balance		294 872 980-21
Premium on Allotment	4 383 665-06	
less		
Issue Duty	(10 966-40)	
Allotment Duty	(8 423-75)	4 364 274-91
		299 237 255-12

Exhibit 3



RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

January 27, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 153,000 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 153,000 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
118,414	R12.50
14,586	R15.50
20,000	R16.25

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 121 484	shares of 1(one) cent each:	R441 215
Unissued:	30 878 192	shares of 1(one) cent each:	R308 782

2 / ....

RGE\SOS\030127~153000 PFR AM RH EEWW

RANDGOLD



The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

27 January 2003

5. The company's issued ordinary share capital after the issue of the 153,000 ordinary shares, which are the subject of this application, will be:

   44 274 484 ordinary shares of 1 (one) cent each: R442 745

   The unissued ordinary share capital will decrease to:

   30 725 192 ordinary shares of 1 (one) cent each: R307 252

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 29 January 2003.

10. The listing fee of R4,378.97 attached hereto.

SIGNED at JOHANNESBURG on 27 January 2003.

____________________ DIRECTOR/LEGAL MANAGER

____________________ COMPANY SECRETARY

____________________ SPONSOR



RANDGOLD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary




JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

28 January 2003
REF: TM/jvdm/8138

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 27 January 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Wednesday, 29 January 2003 in respect of 153 000 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R442 744-84 divided into 44 274 484 ordinary shares of 1 cent each.

Thank you for payment of R4 378-97 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 29 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 FEBRUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
c/o COMPANY SECRETARY (153000)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies



4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 121 484	ORDS	0-01	441 214-84
Total		Total	R	Total 44 121 484		Total	R 441 214-84

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 441 214-84

Stated capital R —

Premium account R 299 237 255-12

Total issued capital R 299 678 469-96

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				20 000	ORDS	0-01	16-24	325 000
				14 586	ORDS	0-01	15-49	226 083
				118 414	ORDS	0-01	12-49	1 480 175
Total		Total	R	Total 153 000			Total	R 2 031 258

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
PF RAS	P.O. BOX	20 000	PAR VALUE
A MOL	82291	14 586	ORDINARY
R HEMP	SOUTHDALE	60 986	
EEW WEDER	2135	[illegible]	

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 121 484	ORDS	0-01	–	*	441 214-84
				20 000 14 586	ORDS ORDS	0-01 0-01	16-24 15-49	** ***	200-00
				118 414	ORDS	0-01	12-49	****	145-86
Total		Total	R	Total 44 274 484			Total	**** R *	1184-14 442 744-84

* 299 237 255-12   **** 1 478 990-86
** 324 800-00   ***** 301 266 983-12
*** 225 937-14

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 442 744-84

State capital ______ R –

Premium account (see analysis below) ______ R 301 258 063-92

Total issued capital ______ R 301 700 808-76

Certified correct.

Date 10 February 2003 Signature [signature]
~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		299 237 255-12
Premium on Allotment	2 029 728	
Less		
Issue Duty	(3841-00)	
Allotment Duty	(5078-20)	2 020 808-80
		301 258 063-92

Exhibit 4

31/

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

January 28, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 17,972 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 17,972 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
17,972	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby, Johannesburg, 2001

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street, 2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 274 484	shares of 1(one) cent each:	R442 745
Unissued:	30 725 192	shares of 1(one) cent each:	R307 252

2 / ....

RGE\SOS\030128~17972 EEWW LVD

RANDGOLD

32

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

28 January 2003

5. The company's issued ordinary share capital after the issue of the 17,972 ordinary shares, which are the subject of this application, will be:

   44 292 456 ordinary shares of 1 (one) cent each: R442 925

   The unissued ordinary share capital will decrease to:

   30 707 220 ordinary shares of 1 (one) cent each: R307 072

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 30 January 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 28 January 2003.

______________________ DIRECTOR/LEGAL MANAGER

______________________ COMPANY SECRETARY

______________________ SPONSOR

RGE\SOS\030128~17972 EEWW LVD

RANDG LD

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

David Haddon

D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

29 January 2003
REF: NM/jvdm/8146

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 28 January 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 30 January 2003 in respect of 17 972 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R442 924-56 divided into 44 292 456 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

cc. HSBC Investment Services (Africa) (Pty) Limited
Attention : Simone Jones

35

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 30 JANUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75 000 000	ORDINARY	0-01	750 000
Total	Total	75 000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 10 FEBRUARY 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

C/O COMPANY SECRETARY (17972)

Postal address P.O. BOX 82291

SOUTHDALE

2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44 274 484			442 744-84
Total		Total	R	Total 44 274 484		Total	R 44274484

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R442 744·84

Stated capital R —

Premium account R301 258 063-92

Total issued capital R301 700 808-76

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				17 972	ORDS	0-01	12-49	224 650
Total		Total	R	Total 17 972			Total	R224650

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
L VAN DREAU	P.O. BOX 82291	14700	PAR VALUE
EEW WEDER	SOUTHDALE 2135	3272	ORDINARY

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44274484	ORDS	0-01	–	*	442744-84
				17972	ORDS	0-01	12-49	**	179-72
Total		Total R		Total 44292456			Total	R ***	442924-56

* 301 258 063-92
** 224 470-28
*** 301 482 534-20

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital R 442 924-56

State capital R –

Premium account (see analysis below) R 301 481 246-55

Total issued capital R 301 924 171-11

Certified correct

Date 10 February 2003 Signature David Haddon

~~Director/Manager~~/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		301 258 063-92
Premium on Allotment	224 470-28	
Less:		
Loan Duty	(726-00)	
Allotment Duty	(561-65)	223 182-63
		301 481 246-55

Exhibit 5

RANDGOLD

5 PRESS AVENUE, SELBY
JOHANNESBURG 2025
PO BOX 82291
SOUTHDALE 2135
SOUTH AFRICA
DOCEX 632: JOHANNESBURG
TELEPHONE (2711) 837-0706
FAX (2711) 837-1068

39

February 18, 2003

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa
One Exchange Square
Gwen Lane, Sandown
SANDTON

Dear Sir

APPLICATION FOR THE LISTING OF 1,645 ORDINARY SHARES OF 1 (ONE) CENT EACH IN RANDGOLD & EXPLORATION COMPANY LIMITED

Application is hereby made for the listing of 1,645 new ordinary shares of 1 (one) cent each. The allotment price per share is as follows:

No. of Shares	Issue Price (c.p.s.)
1,645	R12.50

The shares are to be listed in terms of the Randgold (1993) Share Option Scheme. The shares should be listed under the "Mining Holding" section of the lists under the abbreviated name "Randgold". In support of our application we submit the following information:

1. The full name of the company is: Randgold & Exploration Company Limited

2. The registered office is: 5 Press Avenue
Selby
Johannesburg, 2092

3. The transfer secretaries are: Computershare Services Limited
70 Marshall Street
2001 Johannesburg

4. The share capital of the company prior to the matter detailed in the introduction was:

Authorised:	75 000 000	shares of 1(one) cent each:	R750 000
Issued:	44 292 456	shares of 1(one) cent each:	R442 925
Unissued:	30 707 220	shares of 1(one) cent each:	R307 072

2 / ....

RGE\SOS\030218~1645 JB

RANDGOLD

The Director
Listing & Equity Markets Division
JSE Securities Exchange South Africa

18 February 2003

5. The company's issued ordinary share capital after the issue of the 1,645 ordinary shares, which are the subject of this application, will be:

   44 294 101 ordinary shares of 1 (one) cent each: R442 941

   The unissued ordinary share capital will decrease to:

   30 705 575 ordinary shares of 1 (one) cent each: R307 055

6. The company has granted options to subscribe for ordinary shares in terms of the company's share option scheme.

7. The new ordinary shares will rank pari-passu with the existing ordinary shares of the company in issue.

8. The directors have authorised this application in terms of a resolution dated 28 February 2002, a copy of which is attached.

9. The new shares will be allocated and issued on 20 February 2003.

10. The listing fee of R827.64 attached hereto.

SIGNED at JOHANNESBURG on 18 February 2003

________________ DIRECTOR/LEGAL MANAGER

________________ COMPANY SECRETARY

________________ SPONSOR

RGE\SOS\030218~1645 JB

RANDGOLD & EXPLORATION COMPANY LIMITED

("the company")

RESOLUTION OF DIRECTORS PASSED AT JOHANNESBURG ON 28 FEBRUARY 2002

EXERCISE OF OPTIONS TO ACQUIRE ORDINARY SHARES IN THE SHARE CAPITAL OF THE COMPANY IN TERMS OF THE RANDGOLD (1993) SHARE OPTION SCHEME ("THE SCHEME")

RESOLVED THAT -

Any one director or the Company's legal manager and the secretary be and they are hereby authorised to allot and issue ordinary shares in the capital of the company to participants in Randgold (1993) Share Option Scheme, in terms of that scheme, and to make application to the JSE Securities Exchange South Africa for the listing of the newly allotted shares, and to sign all documents necessary to give effect to this resolution.

Certified a true copy

[signature]

D J HADDON
Group Company Secretary


JSE

SECURITIES EXCHANGE
SOUTH AFRICA

One Exchange Square,
Gwen Lane, Sandown.
Private Bag X991174,
Sandton, 2146, South Africa.
Telephone: (2711) 520 7000
Web: www.jse.co.za

19 February 2003
REF: NM/mr/8262

The Company Secretary
Randgold & Exploration Company Limited
P O Box 82291
SOUTHDALE
2135

Dear Sir

ADDITIONAL SHARES : SHARE OPTION SCHEME

Your application for listing dated 18 February 2003 refers.

In reply, we advise that subject to the Rules and Regulations of this Exchange now or hereafter in force, an additional listing has been granted from Thursday, 20 February 2003 in respect of 1 645 ordinary shares of 1 cent each.

Our records reflect the authorised ordinary share capital of your company as R750 000-00 and will be amended to show the listed ordinary share capital as R442 941-01 divided into 44 294 101 ordinary shares of 1 cent each.

Thank you for payment of R827-64 in respect of the listing fee received.

Yours faithfully

D.M. DOEL : GENERAL MANAGER
LISTINGS DIVISION

CC. HSBC Investment Services (Africa) (Pty) Limited
Attention : Doné Hattingh

REPUBLIC OF SOUTH AFRICA
COMPANIES ACT, 1973

Form CM 15

Return of allotment of shares

[Section 93 (3)]

Registration No. of company 1992/005642/06

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED

1. Date of allotment of shares 20 FEBRUARY 2003

2. Authorised capital of company:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Authorised capital
				R	R
		75000000	ORDINARY	0-01	750 000
Total	Total	75000 000		Total	R 750 000

3. Shares subscribed for in memorandum of association:

No par value		Par value			
Number of shares	Class of shares	Number of shares	Class of shares	Nominal amount of each share	Total amount paid-up
				R	R
Total	Total			Total	R

To be completed by company.

Acknowledgment of receipt of return of allotments, dated 26 February 2003

Name of company RANDGOLD & EXPLORATION COMPANY LIMITED
C/O COMPANY SECRETARY (1645)

Postal address P.O. BOX 82291
SOUTHDALE
2135

Date of receipt by Registrar of Companies
Date stamp of companies Registration Office
Registrar of Companies

4. Number of shares previously issued, paid-up capital and stated capital, including shares subscribed for in the memorandum.

No par value				Par value			
Number of shares	Class of shares	Issue price per share	Stated Capital	Number of shares	Class of shares	Nominal amount of each share	Amount of issued paid-up capital
			R			R	R
				44292456	ORDS	0-01	442924-56
Total		Total	R	Total 44292456		Total	R 442924-56

Summary of issued capital prior to allotment:

Amount of issued paid-up capital R 442 924-56

Stated capital R —

Premium account R 301 481 246-55

Total issued capital R 301 924 171-11

5. Shares comprising this allotment:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of paid-up capital and premium, if any
		R	R			R	R	R
				1 645	ORDS	0-01	12·49	20562·50
Total		Total	R	Total 1645			Total	R 20562-50

6. (a) Shares allotted otherwise than for cash:

No par value				Par value				
Number of shares	Class of shares	Issue price per share	Deemed stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total amount of capital deemed to be paid-up
			R				R	R
Total		Total	R	Total			Total	R

(b) The consideration for which the shares have been allotted is as follows*

*A copy of the contract, in writing, constituting the title of the allottee to the allotment, together with any contract of sale, or for service or other consideration in respect of which the allotment was made, must be attached. If the contract is not in writing, a memorandum containing full particulars of such contract must be attached. (For particulars of allottees see overleaf.)

(c) The names and addresses of the allottees:

Name of allottee	Address of allottee	Number of shares	Description of shares allotted
J de V BERRY	P.O. BOX 82291	1645	PAR VALUE ORDINARY
	SOUTHDALE 2135		

7. Issued capital at date of this return:

No par value				Par value					
Number of shares	Class of shares	Issue price per share	Stated capital	Number of shares	Class of shares	Nominal amount of each share	Premium on each share	Total premium account	Total amount of paid-up capital, excluding premium
		R	R			R	R	R	R
				44 292 456	ORDS	0-01	—	*	442924-56
				1 645	ORDS	0-01	12-49	**	16-45
Total		Total	R	Total 44 294 101			Total	R ***	442941-01

* 301 481 246-55
** 20 546-05
*** 301 501 792-60

Summary of total issued capital as at the date of this return:

Amount of issued paid-up capital ______ R 442941-01

State capital ______ R —

Premium account (see analysis below) ______ R 301501015-15

Total issued capital ______ R 301943956-16

Certified correct

Date 26 February 2003 Signature [signature] Director/Manager/Secretary

Rubber stamp of company, if any, or of secretaries.

Analysis of Share Premium Account		R
Opening Balance		301 481 246-55
Premium on Allotment	20 546-05	
Less		
Issue Duty	(726-00)	
Allotment Duty	(51-45)	19 768-60
		301 501 015-15